U.S. Securities and Exchange Commission
March 16, 2018

March 16, 2018

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   FORUM FUNDS II
Semper U.S. Treasury Money Market Fund (the "Fund")
(File Nos. 811-22842 and 333-188521)

Dear Mr. Gregory:

On January 17, 2018, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 93 ("PEA 93") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register shares of the Fund, a new series of the Registrant (accession number 0001398344-18-000669) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Monday, March 5, 2018 regarding PEA 93 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed shortly after the filing of this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: Please delete the last sentence in the second footnote to the Annual Fund Operating Expenses table, as it is not explicitly permitted by Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 2: In the Principal Investment Strategies, please revise the term "collateralized fully" to instead state "collateralized solely by government securities or cash," consistent with the terminology set forth in applicable money market reform guidance.
Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comments 3: In the Principal Investment Strategies, please consider revising the clause "…and are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gate" to instead state "…and are exempt from the requirement regarding the imposition of liquidity fees and/or temporary redemption gates" in light of the fact that such fees and gates may, at times, be required (as opposed to "permitted").
Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 4: Supplementally confirm that the Fund does not require a line item in the Annual Fund Operating Expenses table concerning Acquired Fund Fees and Expenses, or include this line item in the table if the Fund expects to invest more than 0.01% of its net assets in Acquired Funds.
Response: Registrant confirms that the expenses incurred as a result of the Fund's investments in underlying funds are not expected to amount to a level that would require disclosure in the Fund's Annual Fund Operating Expenses table (i.e., one basis point). Registrant will include a separate line item in the Annual Fund Operating Expenses table going forward to the extent that the acquired fund fees and expenses exceed 0.01% of the Fund's total net assets.
Comment 5: Please supplementally explain how the practice of collateral substitution is expected to be consistent with the requirements of Rule 2a-7 and, in particular, discuss the maturity requirements and whether substitute collateral would have a maturity that would remain within the required maturity limits.
Response: Registrant confirms that the practice of collateral substitution is consistent with the requirements of Rule 2a-7.  Registrant anticipates that the practice will utilize back to back overnight repurchase agreements.  Any substituted collateral will be eligible under Rule 2a-7 to be held by the Fund.  The substituted collateral will consist of only U.S. Treasury securities that mature within 16 calendar days earlier or later than the maturity date of the original collateral of U.S. Treasury securities.
Registrant also confirms that the maturity of the repurchase agreement will be calculated as provided in Rule 2a-7(i)(6), which shall be the period remaining until the date on which the repurchase of the underlying securities is scheduled to occur, or, where the agreement is subject to demand, the notice period applicable to a demand for the repurchase of the securities.  As discussed above, the practice of collateral substitution will utilize overnight repurchase agreements.  As such, Registrant expects that the Fund's practice of collateral substitution will be consistent with the maturity requirements of Rule 2a-7.  In addition, as discussed above, any substituted collateral will otherwise be eligible under Rule 2a-7 to be held by the Fund, including with respect to the maturity requirements of Rule 2a-7
Comment 6: In the Principal Investment Strategies, please revise the disclosure to clarify in plain English what is meant by "eligible U.S. Treasury securities."
Response: Registrant has revised the disclosure to remove reference to "eligible U.S. Treasury securities" and, further, as follows:
Substitute collateral will consist of U.S. Treasury securities that mature either on the same date as the original U.S. Treasury security, or within 16 calendar days of the original security.
Comment 7: In the Principal Investment Strategies, please revise the disclosure to clarify in plain English what is meant by "16-day maturity radius", e.g., business or calendar days.

Response: Please refer to the response to Comment 6, above.

Comment 8: Please supplementally explain why credit quality and credit risk are relevant considerations for a money market fund investing at least 80% of its net assets in U.S. Treasury securities, and the remainder in cash and securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities.

Response: Registrant believes that U.S. government investments generally have the least credit risk but are not completely free of credit risk. Registrant has revised to disclosure to include such reference.

Comment 9: In the Additional Information Regarding Principal Investment Strategies, please revise the disclosure to clarify in plain English what is meant by "…does not involve hypothecation or rehypothecation."

Response: Registrant has revised the disclosure to state that "Collateral substitution is neither a purchase nor a sale, and does not involve pledging collateral to a counterparty," consistent with the Staff's comment.

Comment 10: In the Additional Information Regarding Principal Investment Strategies, please state how the process of collateral substitution is expected to enhance yield and mitigate counterparty risk and market risk.

Response: Registrant has revised the disclosure as follows:

The Fund will collect a fee from the counterparty in connection with substitution of collateral. Collateral substitution is intended to enhance yield through fees generated in connection with substitution.

Comment 11: In the Additional Information Regarding Principal Investment Strategies, please revise the disclosure to clarify the meaning of "applicable regulations at the time of purchase."

Response: Registrant has revised the disclosure to state that "The Fund will limit its investments to those securities that are Eligible Securities at the time of acquisition as defined by Rule 2a-7 under the 1940 Act," consistent with the Staff's comment.

Comment 12: In the section entitled "Investment Advisor," please revise the disclosure to include a discussion of the applicable expense limitation arrangements referenced in the footnote below the Annual Fund Operating Expenses table.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: In the section entitled "General Information," please revise the disclosure to clarify the meaning of the statement, "Notwithstanding this fact, the Fund may, only in the case of an emergency, calculate its NAV and accept and process shareholder orders when the NYSE is closed."

Response: Registrant has removed the referenced statement such that the Staff's comment is no longer applicable.

Comment 14: Regarding the section entitled "Payments to Financial Intermediaries," please explain supplementally why the expenses would not be properly included in a Rule 12b-1 Plan. In addition, because the Fund is paying those expenses, please state whether such expenses are present in the Fund's fee table.

Response: Registrant believes that expenses incurred in connection with receipt of shareholder-related services provided by financial intermediaries ("shareholder service expenses") may appropriately be included in a Rule 12b-1 Plan; however, the Fund has not adopted a Rule 12b-1 Plan. The shareholder service expenses are disclosed separately because they are paid by the Fund separately.

To the extent shareholder service expenses incurred by the Fund exceed 5 basis points, such expenses would be set forth as a separate line item under "Other Expenses" in the Fund's Annual Fund Operating Expenses table.

Comment 15: In the section entitled "Buying Shares," please state how payments would be made via intermediary, if different than directly.

Response: Registrant has revised the disclosure by stating that "purchases made through financial intermediaries will be subject to the payment terms required by the particular financial intermediary," consistent with the Staff's comment.

Comment 16: In the section entitled "Buying Shares," please disclose any subsequent investment minimums, if applicable.

Response: Registrant has revised the disclosure to clarify that the Fund does not impose subsequent investment minimums.

Comment 17: In the section entitled "Selling Shares," please include the disclosures required by Items 11(c)(7) and (8) of Form N-1A. With respect to Item 11(c)(8), please state whether redemptions would be satisfied using cash on hand, cash equivalents, sales of portfolio securities, lines of credit, interfund lending, or redemptions in kind.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: In the section entitled "Redemptions in Kind," please state whether in kind redemptions would be pro rata slices of portfolio assets, individual securities, or representative baskets of securities.

Response: Registrant has revised the disclosure to state that "[i]n kind redemptions may take the form of a pro rata portion of the Fund's portfolio, individual securities, or a representative basket of securities," consistent with the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")
Comment 19: With respect to the disclosures set forth in response to Items 17-20 of Form N-1A, please revise the disclosures to reflect whether the dates specified relate to calendar year or fiscal year.
Response: Registrant has revised the disclosures to specify calendar year or fiscal year, as applicable.
Comment 20: In the section entitled "Investment Limitations," please revise the disclosure to reflect the appropriate percentage limitation on illiquid securities that may be held by the Fund (i.e., 5%, rather than 15%) and consider including a non-fundamental limitation to that effect.
Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 21: With regard to the Fund's fundamental policy concerning concentration, please revise the qualifying language to include a narrative disclosure to state that the Fund will consider the investments of its underlying investment company holdings when assessing the Fund's compliance with its concentration policy.

Response: Registrant is not aware of a requirement to consider the investments of an underlying investment company in which a Fund invests for purposes of determining the Fund's compliance with its concentration policy. Registrant has nonetheless revised the disclosure to include the following statement:

With respect to the fundamental policy relating to concentration set forth in (6) above, with respect to any investment in repurchase agreements collateralized by U.S. Government securities, the Fund looks through to the underlying U.S. Government securities.
Comment 22: In the section entitled "E. Code of Ethics," please include a statement regarding the Registrant's principal underwriter.

Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 23: In the second paragraph of the section entitled "F. Registration Statement," please revise the disclosure insofar as it suggests that statements concerning the contents of any contract are "not necessarily complete, and, in each instance, are qualified by reference to the copy of such contract…" in light of the Staff's position that descriptions of contracts should be accurate and complete and may not be qualified by reference.

Response: Registrant has revised the disclosure consistent with the Staff's comment.
Comment 24: In Appendix B, please update the Registrant's Shareholder Voting Policy dated June 13, 2013, if applicable.

Response: Registrant confirms that the Registrant's Shareholder Voting Policy is current and has not been revised since June 13, 2013.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Regards,

/s/Zachary R. Tackett
Zachary R. Tackett
cc:  Alison Fuller, Esq.
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP